UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number 0-22462
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GIBRALTAR 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GIBRALTAR INDUSTRIES, INC.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 20, 2011	/s/ Timothy J. Heasley
Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009

Gibraltar 401(k) Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12

Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13

Exhibit
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	14
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of the Gibraltar 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2010 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ FREED MAXICK & BATTAGLIA, CPAs, P.C.
Buffalo, New York
June 20, 2011

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31,
	2010	2009
Assets

Investments at fair value:
Shares of registered investment companies	$57,741,690	$56,882,829
Common collective trusts	2,529,174	3,254,029
Employer securities	1,519,847	2,018,586
Cash equivalents	11,520,263	13,090,950

	73,310,974	75,246,394

Receivables:
Notes receivable from participants	3,426,635	3,750,781
Employer contributions receivable	367,998	386,539

	3,794,633	4,137,320

Net assets available for benefits at fair value	77,105,607	79,383,714

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contract	(20,565)	51,768

Net assets available for benefits	$77,085,042	$79,435,482

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	Year Ended December 31,
	2010	2009
Additions:
Participant contributions	$3,445,839	$4,398,280
Employer contributions	1,215,841	1,640,603
Net appreciation in fair value of investments	6,801,792	11,782,228
Interest and dividends	1,317,860	1,471,342

Total additions	12,781,332	19,292,453

Deductions:
Benefits paid to participants	(15,101,048)	(11,598,737)
Plan expenses	(30,724)	(32,066)

Total deductions	(15,131,772)	(11,630,803)

(Decrease) increase in net assets available for benefits, prior to mergers	(2,350,440)	7,661,650

Transfer of net assets available for benefits from mergers	—	1,723,586

Net (decrease) increase	(2,350,440)	9,385,236

Net assets available for benefits:

Beginning of year	79,435,482	70,050,246

End of year	$77,085,042	$79,435,482

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
1. DESCRIPTION OF PLAN
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) and is provided for general information purposes only. The Gibraltar 401(k) Plan was amended and restated effective as of January 1, 2010. Participants should refer to the Plan Document and Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through the Gibraltar 401(k) Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.
Eligibility
All employees of the Company, and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements who are not eligible for participation in the Plan.
Plan Mergers
Effective January 1, 2009, the Florence Corporation 401(k) Plan was merged into the Plan. As a result of this merger, net assets with a fair market value of $1,723,586 were transferred into the Plan on January 2, 2009.
Participant Contributions
Participants may contribute up to 100% of their annual compensation (except for highly compensated employees), not to exceed the ceiling imposed by the Internal Revenue Service of $16,500 for 2010 and 2009, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $22,000 for 2010 and 2009.
Employer Contribution
Effective January 1, 2009, the Plan was amended for the Company to increase its match to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. The Plan was amended to suspend employer contributions matching participants’ elective deferrals effective April 18, 2009. On August 18, 2010, the Company’s Board of Directors adopted a resolution to reinstate its matching contribution to the levels described above effective the first pay date following September 1, 2010.

Gibraltar 401(k) Plan
Notes to Financial Statements
Administration
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets for the years ended December 31, 2010 and 2009. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and non-forfeitable. All active participants are 100% vested in employer contributions.
Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum.
Notes Receivable from Participants
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Notes receivable shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The notes receivable are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the receivable. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest at December 31, 2010 and 2009. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Plan. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

Gibraltar 401(k) Plan
Notes to Financial Statements
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through two collective trusts. As a result, the Statements of Net Assets Available for Benefits present the fair value of the investments in collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) included the Plan’s gains and losses on investments bought and sold as well as held during the year.

Gibraltar 401(k) Plan
Notes to Financial Statements
The net appreciation (depreciation) in fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized losses or gains and the unrealized appreciation or depreciation on those investments. During 2010 and 2009, the Plan’s investments appreciated or (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2010	2009
Shares of registered investment companies	$7,060,839	$11,223,772
Common collective trusts	6,103	15,795
Employer securities	(265,150)	542,661

Total	$6,801,792	$11,782,228

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2010	2009
Fidelity Contrafund	$11,470,988	$4,960,603
Fidelity Retirement Money Market	10,607,057	12,267,581
Harbor International Fund	4,846,646	* —
Pimco Total Return Fund Institutional Class	4,382,942	4,458,248
Loomis Sayles Small Cap Value Fund Class I	4,263,059	4,092,766
Munder Mid-Cap Core Growth Fund Class Y	3,946,476	* 3,825,520
Fidelity Freedom Fund 2020	3,892,074	* 3,770,214
Fidelity Capital Appreciation Fund	* —	6,726,116
Fidelity Diversified International Fund	* —	5,370,302

*	Presented for comparative purposes only
Benefits
Benefits are recorded when paid.

Gibraltar 401(k) Plan
Notes to Financial Statements
Recently Issued Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (Update) 2010-06, “Improving Disclosures About Fair Value Measurements.” Topic 820 of the Accounting Standards Codification (ASC) requires new disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for periods beginning after December 15, 2010. Disclosures required under Updated 2010-06 are included in the notes to the Plan’s financial statements for the years ended December 31, 2010 and 2009, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans”. This Update requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for annual periods ending after December 15, 2010 with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance as of December 31, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.
Reclassification
Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

Gibraltar 401(k) Plan
Notes to Financial Statements
3. FAIR VALUE MEASUREMENTS
FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Shares of Registered Investment Companies
These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.
Common Collective Trusts
These investments are comprised of fully benefit-responsive investment contracts valued based on the net asset value (NAV) of units held by the Plan at year-end. Although the common collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. As a result, the inputs used to determine the fair value of the common collective trusts are classified as Level 2 inputs.
The common collective trusts have no unfunded commitments related to any of these investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling, or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust funds at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.
Employer Securities
These investments consist of a fund composed of employer securities valued at the closing price reported on the active market on which the individual securities are traded. As a result, the value of the investment is based on Level 1 inputs.

Gibraltar 401(k) Plan
Notes to Financial Statements
Cash Equivalents
These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 2 of the valuation hierarchy using the income approach.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large Cap	$17,781,600	$—	$—	$17,781,600
Mid Cap	6,866,585	—	—	6,866,585
Small Cap	6,272,266	—	—	6,272,266
Bond	7,091,786	—	—	7,091,786
Blended	19,729,453	—	—	19,729,453
Common collective trusts	—	2,529,174	—	2,529,174
Employer securities	1,519,847	—	—	1,519,847
Cash equivalents	—	11,520,263	—	11,520,263

Total assets at fair value	$59,261,537	$14,049,437	$—	$73,310,974

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large Cap	$18,066,525	$—	$—	$18,066,525
Mid Cap	6,640,786	—	—	6,640,786
Small Cap	5,953,710	—	—	5,953,710
Bond	7,188,770	—	—	7,188,770
Blended	19,033,038	—	—	19,033,038
Common collective trust	—	3,254,029	—	3,254,029
Employer securities	2,018,586	—	—	2,018,586
Cash equivalents	—	13,090,950	—	13,090,950

Total assets at fair value	$58,901,415	$16,344,979	$—	$75,246,394

Gibraltar 401(k) Plan
Notes to Financial Statements
4. TAX STATUS
The Plan was amended and restated on December 21, 2006. The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 10, 2007 that the Plan and related Trust, as amended, were designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Administrator believes that the Plan has been designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan is qualified and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any ax periods in process. The Administrator believes it is no longer subject to income tax examinations for years prior to 2007.
5. PARTIES IN INTEREST
At December 31, 2010 and 2009, certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income from parties-in-interest and interest from participant loans amounted to $4,446,992 and $9,296,926 for the years ended December 31, 2010 and 2009, respectively. Fees paid by the Plan for loan processing fees amounted to $30,724 and $32,066 for the years ended December 31, 2010 and 2009, respectively.

Gibraltar 401(k) Plan
Notes to Financial Statements
6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for plan benefits per the financial statements	$77,085,042	$79,435,482

Differences in:
Investments	3,426,635	3,750,781
Notes receivable from participants	(3,426,635)	(3,750,781)

Adjustment from fair value to contact value for fully benefit responsive investment contract	20,565	(51,768)

Net assets available for plan benefits per the Form 5500	$77,105,607	$79,383,714

The following is a reconciliation of the net increase or decrease in net assets available for plan benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2010	2009
Net (decrease) increase in net assets available for plan benefits per the financial statements	$(2,350,440)	$9,385,236
Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	51,768	105,516
Current year adjustment from fair value to contract value for fully benefit responsive investment contract	20,565	(51,768)

Net (decrease) increase in net assets available for plan benefits per the Form 5500	$(2,278,107)	$9,438,984

7. SUBSEQUENT EVENT
On March 10, 2011, the Company divested its United Steel Products subsidiaries (USP). As a result of this transaction, the Plan was amended to exclude USP as an affiliated company of the Plan. Therefore, the Company’s former employees from its USP subsidiary were no longer considered eligible employees included in the Plan as of the date of the transaction, March 10, 2011.

Gibraltar 401(k) Plan
EIN 16-0991536
Plan #007
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer and Description of Investments	Fair Value
American Beacon Small Cap Value Fund Institutional Class	$556,895
Fidelity Brokerage Link*	1,748,203
Fidelity Contrafund*	11,470,988
Fidelity Freedom Fund 2000*	61,771
Fidelity Freedom Fund 2005*	77,147
Fidelity Freedom Fund 2010*	570,881
Fidelity Freedom Fund 2015*	1,035,092
Fidelity Freedom Fund 2020*	3,892,074
Fidelity Freedom Fund 2025*	1,068,382
Fidelity Freedom Fund 2030*	2,011,155
Fidelity Freedom Fund 2035*	823,992
Fidelity Freedom Fund 2040*	745,987
Fidelity Freedom Fund 2045*	128,685
Fidelity Freedom Fund 2050*	128,624
Fidelity Freedom Income Fund*	253,150
Fidelity Leveraged Company Stock*	1,783,648
Fidelity Retirement Money Market*	10,607,057
Fidelity Spartan 500 Index Fund*	3,011,262
Fidelity Strategic Income Fund*	23,201
Fidelity U.S. Bond Index Fund*	2,685,643
Harbor International Fund	4,846,646
Janus Perkins Mid Cap Value Fund Class T	1,136,461
Loomis Sayles Small Cap Value Fund Class I	4,263,059
Munder Mid-Cap Core Growth Fund Class Y	3,946,476
Neuberger Berman Small Cap Growth Fund Institutional Class	1,452,312
Oakmark Equity and Income Fund	2,092,197
Pimco Total Return Fund Institutional Class	4,382,942
T. Rowe Price Equity Income Fund Advisor Class	3,299,350
Virtus Real Estate Securities Class A	1,158,673

Registered Investment Companies and Cash Equivalents Total	69,261,953

Common Collective Trusts:
Fidelity Managed Income Portfolio*	2,529,174

Employer Securities:
Gibraltar Stock*	1,519,847

Notes Receivable from Participants:
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 4.25% to 11.50%)*	3,426,635

$76,737,609

*	Indicates Parties in Interest to the Plan.